Mail Stop 4561
Via fax (571) 382-1001

March 31, 2008

Ronald L. Rossetti
Chief Executive Officer
Tier Technologies, Inc.
10780 Parkridge Boulevard, 4th floor
Reston, VA 20191

> **Re:** **Tier Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed on December 14, 2007**
> **0-23195**

Dear Mr. Rossetti:

      We have reviewed your response letter dated March 18, 2008 in connection with the above referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 5, 2008.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 1 – Business, page 1

1.   We note your response to our prior comment 1 where you explain that your contractual arrangements with your government and public-sector clients "allow" you to charge consumers a convenience fee for processing payment obligations electronically. We further note that for the majority of your client relationships, the Company does not receive any fees directly from your "clients" but rather you generate revenues from the consumer (e.g. the taxpayer). Please revise your Business discussion to better explain your "client relationships." For instance, please include a discussion of the contractual arrangements with your government and public-sector clients that more clearly describes the terms of the arrangements such as any limitations on the fees you may charge the taxpayers; the terms of the

arrangements and the client termination rights. Also, revise to explain that while the Company has contractual relationships with your clients, the Company's revenues are generated directly from the consumer/taxpayer and therefore, indirectly from your client relationships. Please provide a copy of the revisions that you intend to include in your future filings.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief